Exhibit 21.1
Subsidiaries of Bloom Energy Corporation

Name of Subsidiary	Jurisdiction

Bloom Energy 2009 PPA Portfolio Holding Company, LLC	Delaware

Diamond State Generation Holdings, LLC	Delaware

2012 V PPA Holdco, LLC	Delaware

2013B ESA Holdco, LLC	Delaware

2014 ESA HoldCo, LLC	Delaware

2015 ESA HoldCo, LLC	Delaware
BE Development, Inc.	Delaware
Bloom Energy (India) Pvt. Ltd.	India